November 25, 2019

Max P. Chen
Chief Executive Officer and Interim Chief Financial Officer
American Education Center Inc.
2 Wall Street, 8th Floor
New York, NY 10005

       Re: American Education Center, Inc.
           Form 10-K for the Year Ended December 31, 2018
           Filed April 16, 2019
           File No. 333-201029

Dear Mr. Chen:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology